EXHIBIT 99.(a)(1)(i)

OFFER TO PURCHASE FOR CASH (THE “OFFER”)

BY

SPECIAL OPPORTUNITIES FUND, INC. (THE “FUND”)
(f/k/a Insured Municipal Income Fund)
615 E. Michigan St., 2nd Floor
Milwaukee, Wisconsin  53202
(877) 607-0414

UP TO 75% OF ITS ISSUED AND OUTSTANDING
SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(THE “SHARES”)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 22, 2010, UNLESS THE OFFER IS EXTENDED.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, COLLECTIVELY CONSTITUTE THE OFFER) ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT ARE SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL. IN ACCORDANCE WITH THE RULES OF THE COMMISSION, THE FUND MAY PURCHASE ADDITIONAL SHARES NOT TO EXCEED 2% OF THE OUTSTANDING SHARES (APPROXIMATELY 415,567 SHARES) WITHOUT AMENDING OR EXTENDING THE OFFER.  IN THE EVENT THAT THE OFFER IS OVERSUBSCRIBED, THE BOARD OF DIRECTORS, IN ITS SOLE DISCRETION, MAY (I) PURCHASE ALL OF THE SHARES TENDERED, INCLUDING SHARES IN EXCESS OF THE LIMITATION, BY AMENDING OR EXTENDING THE OFFER OR (II) PURCHASE SHARES PRO RATA AMONG TENDERING STOCKHOLDERS IN PROPORTION TO THE NUMBER OF SHARES TENDERED TO THE FUND BY EACH SUCH STOCKHOLDER.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THE FUND HAS BEEN ADVISED THAT SOME OF THE DIRECTORS OF THE FUND MAY TENDER SOME OR ALL OF THEIR SHARES PURSUANT TO THE OFFER.  IN ADDITION, THE FUND HAS BEEN ADVISED THAT, PURSUANT TO THE OFFER, SOME OF THE DIRECTORS OF THE FUND MAY TENDER SOME OR ALL OF THE SHARES OVER WHICH THEY HAVE INVESTMENT AUTHORITY.

IMPORTANT

Any stockholder of the Fund (“Stockholder”) desiring to tender any portion of his or her Shares should either:

(1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal with his or her certificates for the tendered Shares if such Stockholder has been issued physical certificates, signature guarantees for all uncertificated Shares being tendered, and any other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”); or

(2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her.

Any Stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender Shares so registered.

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to InvestorCom, Inc. (the “Information Agent”), in the manner set forth on the last page of this Offer to Purchase.

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION.

December 23, 2009

ii

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET		1

INTRODUCTION		5

1.	Terms of the Offer; Termination Date.	6

2.	Acceptance for Payment and Payment for Shares.	6

3.	Procedure for Tendering Shares.	7

4.	Rights of Withdrawal.	9

5.	Source and Amount of Funds; Effect of the Offer.	10

6.	Purpose of the Offer; Plans or Proposals of the Fund.	12

7.	NAV and Market Price Range of Shares; Dividends.	13

8.	Federal Income Tax Consequences of the Offer.	13

9.	Selected Financial Information.	15

10.	Certain Information Concerning the Fund and the Fund’s Investment Adviser.	15

11.	Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares.	16

12.	Certain Legal Matters; Regulatory Approvals.	16

13.	Certain Conditions of the Offer.	17

14.	Fees and Expenses.	17

15.	Miscellaneous.	18

16.	Contacting the Depositary and the Information Agent.	18

iii

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

 What Is The Tender Offer?

The Fund is offering to purchase up to 75% of its outstanding Shares for cash at a price per share (“Purchase Price”) equal to 99.5% of the per Share net asset value as of the close of regular trading on the New York Stock Exchange (the “NYSE”) on January 22, 2010, or if the Offer is extended, on the date to which the Offer is extended, upon specified terms and subject to conditions as set forth in the tender offer documents.

 When Will The Tender Offer Expire, And May The Offer Be Extended?

The tender offer will expire at 5:00 p.m., New York City time, on January 22, 2010, unless extended. The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired.  See Section 1 of this Offer to Purchase.

 What Is The Net Asset Value Per Fund Share As Of A Recent Date?

As of November 30, 2009, the net asset value per Share was $14.33. See Section 7 of this Offer to Purchase for additional information regarding net asset values and market prices. The net asset value is available every Friday (except holidays) and the last business day of every month. During the pendency of the tender offer, current net asset value quotations can be obtained by calling the Fund’s toll free number at (877) 607-0414.

 Will The Net Asset Value Be Higher Or Lower On The Date That The Price To Be Paid For Tendered Shares Is To Be Determined?

No one can accurately predict the net asset value on a future date, but you should realize that the net asset value on the date the Purchase Price for tendered Shares is to be determined may be higher or lower than the net asset value on November 30, 2009.

 How Do I Tender My Shares?

If your Shares are registered in your name, you should obtain and read the tender offer materials, including this Offer to Purchase and the related Letter of Transmittal, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Depositary, in proper form before 5:00 p.m., New York City time, on January 22, 2010 (unless the tender offer is extended by the Fund, in which case the new deadline will be stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in street name), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by January 22, 2010 (or if the Offer is extended, the termination date as extended). See Section 3 of this Offer to Purchase.

 Is There Any Cost To Me To Tender?

No fees or commission will be payable to the Fund in connection with the Offer.  However, brokers, dealers or other persons may charge Stockholders a fee to tender their Shares pursuant to this Offer. See the Letter of Transmittal.

 May I Withdraw My Shares After I Have Tendered Them And, If So, By When?

Yes, you may withdraw your Shares at any time prior to 5:00 p.m., New York City time, on January 22, 2010 (or if the Offer is extended, at any time prior to 5:00 p.m., New York City time, on the new termination date). Withdrawn Shares may be re-tendered by following the tender procedures before the Offer expires (including any extension period). See Section 4 of this Offer to Purchase.

 How Do I Withdraw Tendered Shares?

A notice of withdrawal of tendered Shares must be timely received by the Depositary, which notice specifies the name of the Stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, with respect to share certificates representing tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner of such Shares if different from the person who tendered the Shares. See Section 4 of this Offer to Purchase.

 May I Place Any Conditions On My Tender Of Shares?

No.

 Is There A Limit On The Number Of Shares I May Tender?

No. See Section 1 of this Offer to Purchase.

 What If More Than 75% Of The Shares Are Tendered (And Not Timely Withdrawn)?

In accordance with the rules of the Securities and Exchange Commission (the “Commission”), the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 415,567 Shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Directors, in its sole discretion, may (i) purchase all of the Shares tendered, including Shares in excess of the limitation, by amending or extending the Offer, or (ii) purchase Shares pro rata among tendering Stockholders in proportion to the number of Shares tendered to the Fund by each such Stockholder.

 If I Decide Not To Tender, How Will The Tender Offer Affect The Shares I Hold?

Your percentage ownership interest in the Fund will increase after completion of the Offer. You should note that, in accordance with Stockholder approval provided at a meeting held on December 10, 2009, the Fund’s investment objective and investment policy have changed. See Section 6 of this Offer to Purchase.

 Does The Fund Have The Financial Resources To Make Payment?

Yes. The Fund has the financial resources to make payments from its cash and cash equivalents on hand. See Section 5 of this Offer to Purchase.

 If Shares I Tender Are Accepted By The Fund, When Will Payment Be Made?

It is contemplated that payment for tendered Shares, if accepted, will be made as soon as reasonably practicable after the termination date of the Offer.

 Is My Sale Of Shares In The Tender Offer A Taxable Transaction?

For most Stockholders, yes. It is expected that all U.S. Stockholders, other than those who are tax-exempt, who sell Shares in the tender offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in those Shares. It is possible, however, that for U.S. federal income tax purposes a Stockholder, other than a tax-exempt Stockholder, may be taxed on the entire amount paid to such Stockholder as if it were a dividend. See Section 8 of this Offer to Purchase for details, including the nature of any income or loss and the differing rules for U.S. and non-U.S. Stockholders. Please consult your tax advisor as well.

 Is The Fund Required To Complete The Tender Offer And Purchase All Shares Tendered Up To The Maximum Of The Offer?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any Shares tendered as described in Section 13 of this Offer to Purchase.

 Is There Any Reason Shares Tendered Would Not Be Accepted?

In addition to those circumstances described in Section 13 of this Offer to Purchase in which the Fund is not required to accept tendered Shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. For example, tenders will be rejected if the tender does not include the original signature(s) or the original of any required signature guarantee(s).

 How Will Tendered Shares Be Accepted For Payment?

Properly tendered Shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by notice of acceptance to the Depositary, which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 2 of this Offer to Purchase.

 What Action Need I Take If I Decide Not To Tender My Shares?

None.

 Does Management Encourage Stockholders To Participate In The Tender Offer, And Will Management Participate In The Tender Offer?

None of the Fund, its Board of Directors or the Fund’s investment adviser, Brooklyn Capital Management, LLC, is making any recommendation to tender or not to tender Shares in the tender offer. Some Directors of the Fund may tender some or all of their Shares. In addition, some Directors may tender some or all of the Shares over which they have investment authority. See Section 11 of this Offer to Purchase.

 How Do I Obtain Additional Information?

Questions and requests for assistance should be directed to the Information Agent toll free at (877) 972-0090. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents should also be directed to the Information Agent for the tender offer. If you do not hold certificates for your Shares or if you are not the record holder of your Shares, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

TO ALL STOCKHOLDERS
OF
SPECIAL OPPORTUNITIES FUND, INC.
(f/k/a Insured Municipal Income Fund Inc.)

 INTRODUCTION

The Fund, a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified management investment company, hereby offers to purchase (the “Offer”) up to 75% of the Fund’s outstanding shares of common stock or 15,471,272 shares in the aggregate (the “Offer Amount”) of its common stock, par value $0.001 per share (the “Shares”), at a price (the “Purchase Price”) per share, net to the seller in cash, equal to 99.5% of the net asset value in U.S. Dollars (the “NAV”) per share as of the close of regular trading on the New York Stock Exchange (the “NYSE”) on January 22, 2010, or such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). In accordance with the rules of the Commission, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 412,567 Shares) without amending or extending the Offer. The Fund is mailing materials for the Offer to record holders, as of December 21, 2009, on or about December 28, 2009.

THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL. IN THE EVENT THAT THE OFFER IS OVERSUBSCRIBED, THE BOARD OF DIRECTORS, IN ITS SOLE DISCRETION, MAY (I) PURCHASE ALL OF THE SHARES TENDERED, INCLUDING SHARES IN EXCESS OF THE LIMITATION, BY AMENDING OR EXTENDING THE OFFER, OR (II) PURCHASE SHARES PRO RATA AMONG TENDERING STOCKHOLDERS IN PROPORTION TO THE NUMBER OF SHARES TENDERED TO THE FUND BY EACH SUCH STOCKHOLDER.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THE FUND HAS BEEN ADVISED THAT SOME DIRECTORS OF THE FUND MAY TENDER SOME OR ALL OF THEIR SHARES PURSUANT TO THE OFFER.  IN ADDITION, THE FUND HAS BEEN ADVISED THAT, PURSUANT TO THE OFFER, SOME DIRECTORS MAY TENDER SOME OR ALL OF THE SHARES OVER WHICH THEY HAVE INVESTMENT AUTHORITY.

As of November 30, 2009, there were 20,628,363 Shares issued and outstanding, and the NAV was $14.33 per Share. The number of Shares issued and outstanding will be the same number on the Termination Date (as defined below). Stockholders may contact the Fund directly at its toll free number, (877) 607-0414, to obtain current NAV quotations for the Shares.

Any Shares acquired by the Fund pursuant to the Offer shall constitute authorized but unissued Shares and therefore will be available for issuance by the Fund without further Stockholder action (except as required by applicable law). Tendering Stockholders may be obligated to pay brokerage fees or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund. Stockholders may also be subject to other transaction costs, as described in Section 1 of this Offer to Purchase.

1.	Terms of the Offer; Termination Date.

Upon the terms and subject to the conditions set forth in the Offer, the Fund will accept for payment, and pay for, up to 75% of the Fund’s outstanding Shares, or 15,471,272 Shares in the aggregate, validly tendered on or prior to 5:00 p.m., New York City time, on January 22, 2010, or such later date to which the Offer is extended (the “Termination Date”) and not withdrawn as permitted by Section 4.

If the number of Shares properly tendered and not withdrawn prior to the Termination Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Shares so tendered. A Stockholder may tender some or all of the Shares owned by such Stockholder.

In accordance with the rules of the Commission, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 412,567 Shares) without amending or extending the Offer. In the event that the Offer is oversubscribed, the Board of Directors, in its sole discretion, may (i) purchase all of the Shares tendered, including Shares in excess of the limitation, by amending or extending the Offer or (ii) purchase Shares pro rata among tendering Stockholders in proportion to the number of Shares tendered to the Fund by each such Stockholder.

If a Stockholder decides against continuing to own Shares of the Fund, consideration should be given to the relative benefits and costs of tendering Shares at NAV pursuant to the Offer versus selling Shares at the market price with the associated transaction costs.

The Board of Directors expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date. If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his or her Shares.

Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer. Any extension, delay or termination will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, the Fund will, as soon as reasonably practicable after the Termination Date, accept for payment, and will pay for, Shares validly tendered on or before the Termination Date and not properly withdrawn in accordance with Section 4 of this Offer to Purchase. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (unless such Shares are held in uncertificated form), a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply, in whole or in part, with any applicable law.

For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for purpose of receiving payments from the Fund and transmitting such payments to the tendering Stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, (i) certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder, as soon as practicable following expiration or termination of the Offer and (ii) Shares delivered pursuant to the Book-Entry Delivery Procedure (as defined in Section 3 below) will be credited to the appropriate account maintained within the appropriate Book-Entry Transfer Facility (as defined in Section 3 below).

The Fund will no longer issue certificates for Shares. If certificates are submitted for more Shares than are tendered, the remainder will be issued in book-entry form by credit to an account maintained by the Book-Entry Transfer Facility in the name(s) of the registered holder(s).

If the Fund is delayed in its acceptance for payment of, or in its payment for, Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Fund’s rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn unless and except to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase.

The purchase price of the Shares will equal 99.5% of their NAV as of the close of regular trading on the NYSE on January 22, 2010, or such later date to which the Offer is extended (the “Pricing Date”). Tendering Stockholders may be required to pay brokerage fees to a broker, dealer, commercial bank, trust company or other nominee with respect to the tender of their Shares. Under the circumstances set forth in Instruction 6 of the Letter of Transmittal, Stockholders may be subject to transfer taxes on the purchase of Shares by the Fund.

The Fund normally publishes the NAV of its Shares on each Friday and the last business day of each month at the close of regular trading on the NYSE. On November 30, 2009, the NAV was $14.33 per Share. The Shares are traded on the NYSE under the stock symbol “PIF.” On November 30, 2009, the last sales price at the close of regular trading on the NYSE was $13.80 per Share, representing a 3.70% discount from NAV. The NAV of the Fund’s Shares will be available daily through the Termination Date, through the Fund’s toll free number at (877) 607-0414.

3.	Procedure for Tendering Shares.

Stockholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Stockholder to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, including any required U.S. tax information, must be transmitted to and received by the Depositary at the address set forth on the last page of this Offer to Purchase or, in the case of shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee book-entry transfer, an Agent’s Message (as defined below), must be received by the Depositary at the address set forth on the last page of this Offer to Purchase prior to the Termination Date and, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase or the tendering Stockholder must comply with the Book-Entry Delivery Procedure set forth in this Section 3, prior to the Termination Date.

Signatures on Letters of Transmittal must be guaranteed by a which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a Stock Transfer Association approved medallion program (such as STAMP, SEMP or MSP) (each, an “Eligible Institution”) unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Stockholders who are participants in a Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Stockholders who have completed either the Special Payment Instructions box or the Special Delivery Instructions box on the Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal for further information.

The term “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility (as defined below) to, and received by, the Depositary and forming a part of a Book-Entry Delivery Procedure (as defined below), which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility that submitted the Shares for tender that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Fund may enforce such agreement against such participant.

To prevent U.S. federal income tax backup withholding at a rate generally equal to 28% of the gross payments made pursuant to the Offer, a Stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with such Stockholder’s correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the Substitute Form W-9 included with the Letter of Transmittal. In general, foreign Stockholders who have not previously submitted to the Fund a properly completed Form W-8BEN or Form W-8ECI or other applicable form must do so in order to avoid backup withholding. For a discussion of certain other U.S. federal income tax consequences to tendering Stockholders, see Section 8 of this Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders of Shares it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Fund, its Board of Directors, Brooklyn Capital Management, LLC (the “Investment Adviser”), the Information Agent or the Depositary, nor any other person, shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of the foregoing incur any liability for failure to give any such notification. The Fund’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of (i) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary, (ii) a properly completed and duly executed Letter of Transmittal for such Shares, and (iii) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described in this Section 3 will constitute an agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Book-Entry Delivery Procedure: The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility’s systems may make delivery of tendered Shares by (i) causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with such Book-Entry Transfer Facility’s procedure for such transfer and (ii) causing a confirmation of receipt of such delivery to be received by the Depositary (the “Book-Entry Delivery Procedure”).

The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Stockholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer to Purchase before the Termination Date. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary for purposes of this Offer.

4.	Rights of Withdrawal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Termination Date. After the Termination Date, all tenders made pursuant to the Offer are irrevocable.

To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn, and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If certificates have been delivered to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary. If Shares have been delivered pursuant to the Book-Entry Delivery Procedure set forth in Section 3 of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares (which must be the same name, number, and Book-Entry Transfer Facility from which the Shares were tendered), and must comply with the procedures of the Book-Entry Transfer Facility.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Fund, in its sole discretion, which determination shall be final and binding. None of the Fund, the Investment Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor shall any of the foregoing incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3 of this Offer to Purchase at any time prior to the Termination Date.

If the Fund is delayed in its acceptance for payment of Shares, or it is unable to accept for payment Shares tendered pursuant to the Offer, for any reason, then, without prejudice to the Fund’s rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn except (i) to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4 or (ii) after forty business days from the commencement of the Offer.

Shares may be submitted again after a withdrawal has been made if the necessary documents and procedures for the submission of Shares for participation in the Offer are followed as described in this Offer to Purchase.

5.	Source and Amount of Funds; Effect of the Offer.

The total cost of the Offer to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the NAV per Share on the Pricing Date. If the NAV per Share on the Pricing Date were the same as the NAV per Share on November 30, 2009, and if Stockholders tendered 75% of the Fund’s outstanding Shares pursuant to the Offer, the estimated payments by the Fund to the Stockholders would be approximately $14.26 per Share for an aggregate of $220,620,342. See the Pro Forma Capitalization table below.

The Fund has the financial resources to make payment for tendered Shares from its cash and cash equivalents on hand, and therefore, will not borrow monies to finance the tender offer.

THE OFFER MIGHT HAVE CERTAIN ADVERSE CONSEQUENCES FOR TENDERING AND NON-TENDERING STOCKHOLDERS.

Effect on NAV and Consideration Received by Tendering Stockholders. The Board of Directors authorized the sale of the Fund’s portfolio securities to raise cash and cash equivalents adequate to finance the Offer and over the course of the past approximately 75 days an orderly liquidation of the portfolio securities was conducted.  Therefore, there should be minimal impact on the Fund’s NAV during the pendency of the Offer. During the pendency of the Offer, and possibly for a short time thereafter, the Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. Since the Fund commenced the orderly liquidation of its portfolio securities, the Fund’s NAV has decreased. On September 30, 2009, the Fund’s NAV per Share was $14.80 as compared to $14.33 on November 30, 2009.

The Fund will pay for tendered Shares it accepts for payment reasonably promptly after the Pricing Date of this Offer. Because the Fund will not know the number of Shares tendered until the Termination Date, the Fund will not know until the Termination Date the amount of cash required to pay for such Shares. If on or prior to the Termination Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Shares tendered, it may extend the Offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains by the Fund. As noted, the Fund has sold portfolio securities to finance the Offer. If the Fund’s tax basis for the securities sold is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to declare and distribute any such gains (reduced by net capital losses realized during the fiscal year and available capital loss carryforwards) as a capital gain dividend to Stockholders of record subsequent to the Fund’s fiscal year ending December 31, 2009. This recognition and distribution of gains, if any, would have certain negative consequences: first, Stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, which could reduce the Fund’s NAV because, as described above, the price realized on the sale of portfolio securities might be less than their valuations by the Fund and the sales would cause the Fund to incur brokerage and related transaction expenses; and third, any such sales of portfolio securities could cause the Fund to recognize additional capital gains (which would likely thereafter be distributed to Stockholders as a capital gain distribution). As of March 31, 2009, the Fund had $6,888,695 of capital loss carryforwards. It is expected that the capital gains realized by liquidating the Fund’s portfolio securities will be offset by such capital loss carryforwards.  Therefore, it is not expected that the Fund will distribute capital gains as a result of the liquidation of the Fund’s portfolio securities.

Tax Consequences of Repurchases to Stockholders. The Fund’s purchase of tendered Shares pursuant to the Offer will have tax consequences for tendering Stockholders.  It is not expected that there will be any tax consequences for non-tendering Stockholders. See Section 8 of this Offer to Purchase.

Higher Expense Ratio and Less Investment Flexibility. If the Fund purchases Shares pursuant to the Offer, the net assets of the Fund will be reduced accordingly. The reduced net assets of the Fund as a result of the Offer would result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund, depending on the number of Shares purchased (and the amount of the resulting decrease in the Fund’s net assets).  The Shares purchased by the Fund pursuant to this Offer to Purchase are expected to be held in treasury.

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of November 30, 2009, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases 75% of its outstanding Shares):

PRO FORMA CAPITALIZATION (1)

	As of November 30, 2009	Adjustment For Purchase at $14.26 Per Share (2)	Pro Forma As Adjusted
Total Net Assets	$295,604,442	$(220,620,342)	$74,984,099

Shares Outstanding	20,628,363	15,471,272	5,157,091

NAV Per Share (3)	$14.33	$14.33	$14.54
____________________________
(1)           This table assumes purchase by the Fund of 15,471,272 Shares, equal to 75% of the Fund’s outstanding Shares as of November 30, 2009.

(2)           This amount represents 99.5% of the Fund’s NAV as determined on November 30, 2009.  Shares tendered pursuant to the Offer will be purchased at 99.5% of the Fund’s NAV on the Pricing Date, which may be more or less than $14.33 per Share, and the Pro Forma NAV per Share also may be more or less than that shown above.

(3)           The NAV per Share of the Fund is normally published on each Friday that the NYSE is open and the last business day of each month, as of the close of regular trading on the NYSE, and is determined by dividing the total net assets of the Fund by the number of Shares outstanding. The NAV will also be published as of the close of regular trading on the NYSE on the Termination Date.  The Pro Forma As Adjusted NAV Per Share may be more or less than that shown above.

6.	Purpose of the Offer; Plans or Proposals of the Fund.

In connection with their election at the Fund’s annual meeting of Stockholders held on August 12, 2009, certain of the Directors expressed their commitment to delivering Stockholders an opportunity to realize an amount close to the NAV of the Shares by conducting a significant self-tender offer for the Shares at or close to NAV.

In view of this commitment and the discount levels from NAV at which the Shares have consistently traded, the Board of Directors, at a meeting held on December 10, 2009, determined to institute a tender offer for up to 75% of the Fund’s outstanding Shares at a price equal to 99.5% of the Fund’s NAV at the termination of the Offer. In addition, the Board determined that, in accordance with the rules of the Commission, the Fund may purchase additional Shares not to exceed 2% of the outstanding Shares (approximately 415,567 Shares) without amending or extending the Offer. The Board determined further that in the event that the Offer is oversubscribed, the Board, it its sole discretion, may determine to (i) purchase all of the Shares tendered, including Shares in excess of the limitation, by amending or extending the Offer, or (ii) purchase Shares pro rata among tendering Stockholders in proportion to the number of Shares tendered to the Fund by each such Stockholder.

On December 21, 2009, the Board announced that the Fund’s name had been changed from Insured Municipal Income Fund Inc. to Special Opportunities Fund, Inc. and its articles of incorporation had been amended accordingly. The name change was previously approved by the Board, subject to Stockholder approval of certain related proposals at the special meeting of stockholders (the “Special Meeting”) held on December 10, 2009. At the Special Meeting, Stockholders approved (i) a new investment advisory agreement between the Fund and Brooklyn Capital Management, LLC, (ii) the replacement of the Fund’s fundamental investment objective with a non-fundamental investment objective of providing total return, and (iii) the elimination of the Fund’s fundamental investment policy to invest at least 80% of its net assets in insured municipal obligations. The Fund’s new name reflects the investment strategy that Brooklyn Capital intends to pursue on the Fund’s behalf, which consists primarily of investing in the securities of issuers and in other closed-end investment companies which Brooklyn Capital perceives to be attractive investments.

Except as otherwise disclosed in this Offer (including, but not limited to the immediately preceding paragraph regarding proposals that were approved at the Special Meeting) or in the Fund’s filings with the Commission, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund; (c) any further material change in the Fund’s present dividend rate or policy, or indebtedness or capitalization of the Fund, other than those changes recently announced by the Fund that it will no longer provide monthly dividends; (d) any change in the composition of the Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors; (e) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the 1940 Act, other than as approved by Stockholders at the meeting held on December 10, 2009; (f) the Fund’s sole class of equity securities, the Shares, being delisted from a national securities exchange; (g) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (h) the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of Shares, or the disposition of Shares; or (j) any changes in the Fund’s articles, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Any Shares acquired by the Fund pursuant to the Offer shall constitute authorized but unissued Shares and, therefore, will be available for issuance by the Fund without further Stockholder action (except as required by applicable law or the rules of national securities exchanges on which the Shares are listed).

NONE OF THE FUND, ITS BOARD OF DIRECTORS, NOR THE INVESTMENT ADVISER MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OF SUCH STOCKHOLDER’S SHARES, AND NONE OF SUCH PERSONS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES.

7.	NAV and Market Price Range of Shares; Dividends.

The Shares are traded on the NYSE. During each fiscal quarter of the Fund during the past two fiscal years and for the current fiscal year, the Fund’s NAV (as of the last day of such fiscal quarter), and the High and Low NYSE market price per Share (as of the last day of such fiscal quarter) were as follows:

Fiscal Period Ended
	Market Price
	High	Low	NAV
March 31, 2007	$13.48	$13.42	$14.96
June 30, 2007	$13.18	$13.02	$14.52
September 30, 2007	$13.13	$13.05	$14.62
December 31, 2007	$12.70	$12.54	$14.49
March 31, 2008	$12.45	$12.32	$13.71
June 30, 2008	$12.54	$12.44	$13.66
September 30, 2008	$10.66	$10.39	$12.30
December 31, 2008	$10.29	$9.97	$12.18
March 31, 2009	$11.48	$11.36	$13.05
June 30, 2009	$12.32	$12.20	$13.34
September 30, 2009	$14.14	$14.06	$14.80

On October 29, 2009, the Board approved changing the Fund’s fiscal year end from March 31 to December 31 of each year, beginning on December 31, 2009.

8.	Federal Income Tax Consequences of the Offer.

The following is a general summary of the U.S. federal income tax consequences of the Offer and is included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult his or her own tax advisor with respect to the specific tax consequences to such Stockholder of participating (or not participating) in the Offer, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Exchange Treatment. The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange, or, under certain circumstances, as a dividend. Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash by the Stockholder: (a) results in a complete termination of the Stockholder’s interest in the Fund, (b) is substantially disproportionate with respect to the Stockholder (meaning,  generally,  that the Stockholder’s percentage interest in the Fund after the Offer has been completed is less than 80% of the Stockholder’s prior percentage interest in the Fund), or (c) is not essentially equivalent to a dividend with respect to the Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If a tendering Stockholder’s overall percentage interest in the Fund (taking into account Shares owned constructively under Section 318 of the Code) does not decrease as a result of the sale of Shares, none of the three tests would be met.

If any of these three tests for sale or exchange treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Shares have been held for more than one year. Under certain wash sales rules, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires Shares within 30 days before or after the date Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Furthermore, if a Stockholder receives an exempt-interest dividend with respect to any Share and such Share is held for six months or less at the time of selling such Share, then any loss on the sale of such Share shall, to the extent of the amount of such exempt-interest dividend, be disallowed. Such holding period is reduced for periods in which such the risk of loss of holding such Share is diminished by certain transactions.

Dividend Treatment. If none of the three tests under Section 302(b) of the Code outlined above is met, the amount received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a dividend to the extent of such Stockholder’s allocable share of the Fund’s current or accumulated earnings and profits. Any additional amount will constitute a non-taxable return of capital to the extent of the Stockholder’s adjusted basis in the Shares sold pursuant to the Offer and thereafter will be taxable as gain from a sale of the Shares. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Stockholder.

Foreign Stockholders. Any payments to a tendering Stockholder who is a nonresident alien individual, a foreign trust, foreign estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Stockholder”) will be subject to U.S. withholding tax at the 30% rate applicable to dividends (or such reduced rate, if the Foreign Stockholder submits a properly completed Form W-8BEN, as applies under an applicable tax treaty). If the sale of Shares by a Foreign Stockholder is treated as a sale or exchange rather than a dividend, the Foreign Stockholder will not be subject to U.S. federal income tax on any gain (and may seek a refund from the Internal Revenue Service for any U.S. withholding tax withheld from the sale proceeds) unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax advisors. Special rules may apply in the case of Foreign Stockholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that are controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations.

Such persons are advised to consult their own tax advisors.

Backup Withholding. The Fund generally will be required to withhold tax generally equal to the rate of 28% (backup withholding) from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Fund its correct taxpayer identification number and certify that it is not subject to backup withholding on dividends (by completing and returning the Substitute Form W-9 included in the Letter of Transmittal) or if the Internal Revenue Service advises the Fund that the Stockholder is subject to backup withholding for prior underreporting of reportable interest or dividend payments. A Foreign Stockholder generally will be able to avoid backup withholding with respect to payments by the Fund for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, certifying under penalties of perjury, that it is neither a citizen nor a resident of the United States and certain other information, or a duly completed Form W-8ECI, certifying under penalties of perjury, that (1) it is neither a citizen nor resident of the U.S., and (2) this income is effectively connected with a U.S. trade or business.

Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder’s U.S. federal income tax liability or refunded by the Internal Revenue Service.

9.	Selected Financial Information.

The Fund’s audited financial statements are contained in its Annual Reports to Stockholders previously provided to Stockholders of the Fund. Copies of the audited statements can be obtained free of charge, each at the Commission’s website (http://www.sec.gov).

10.	Certain Information Concerning the Fund and the Fund’s Investment Adviser.

The Fund is a closed-end, diversified management investment company organized as a Maryland corporation. The Shares were first issued to the public in June of 1993. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a Stockholder and does not continuously offer its Shares for sale to the public. The principal executive offices and business address of the Fund are located at 615 E. Michigan St., 2nd Floor, Milwaukee, Wisconsin 53202. The Fund’s business telephone number is (877) 607-0414.

Brooklyn Capital Management, LLC became the Fund’s investment adviser (the “Investment Adviser”) on December 10, 2009, pursuant to Stockholder approval, after serving as the Fund’s investment adviser during an interim period which commenced on October 19, 2009. The Investment Adviser is a company with limited liability organized under the laws of Delaware and a registered investment adviser under the 1940 Act. The principal business address of the Investment Adviser is 60 Heritage Drive, Pleasantville, New York, 10570.

Pursuant to Stockholder approval at a meeting held on December 10, 2009 (the “Special Meeting”), the Fund’s investment objective is total return through investment primarily in other closed-end investment companies and other equity securities. In addition to approving this change to the Fund’s investment objective, at the Special Meeting, Stockholders approved the elimination of the Fund’s fundamental investment policy to invest at least 80% of its net assets in insured municipal obligations. On December 21, 2009, the Board announced that the Fund’s name had been changed from Insured Municipal Income Fund Inc. to Special Opportunities Fund, Inc. The Fund’s new name reflects the investment strategy that the Investment Adviser intends to pursue on the Fund’s behalf, which consists primarily of investing in the securities of issuers and in other closed-end investment companies which Brooklyn Capital perceives to be attractive investments.

The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference room at the Commission’s office, 100 F Street, N.E., Washington, D.C. The Fund’s filings are also available to the public on the Commission’s internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Commission’s customary charges, or by writing to 100 F Street, N.E., Washington, D.C. 20549.

11.	Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares.

The directors and officers of the Fund, whose address is in care of the Fund at 615 E. Michigan St., 2nd Floor, Milwaukee, Wisconsin 53202, are set forth in the table below:

NAME	POSITION
James Chadwick	Independent Director
Andrew Dakos	Director, President and Chief Compliance Officer
Phillip Goldstein	Director, Chairman and Secretary
Ben Hormel Harris	Independent Director
Gerald Hellerman	Independent Director
Charles Walden	Independent Director
Rajeev Das	Vice President and Treasurer

The number and percentage of outstanding Shares beneficially owned by the directors and officers of the Fund as of November 30, 2009 were as follows: Phillip Goldstein — 161,435 Shares (0.78%); Andrew Dakos – 49,931 (0.24%); and Rajeev Das—28,523 Shares (0.14%). Each of Messrs. Chadwick, Harris, Hellerman and Walden own 0 Shares (0.00%). To the best of the Fund’s knowledge, none of the Fund’s officers or directors, or associates of any of the foregoing, has effected any transaction in Shares during the past 60 business days.  In addition, certain Directors have investment authority over a 2,206,940 shares (10.7%).

None of the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s officers or directors is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Certain Legal Matters; Regulatory Approvals.

The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Fund as contemplated herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund’s business. The Fund’s obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section 13 of this Offer to Purchase.

13.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, including if more than 75% of the Shares are tendered, the Fund shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of, or payment for, tendered Shares, and may, in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if (1) such transactions, if consummated, would (a) result in delisting of the Fund’s common stock from the NYSE or (b) impair the Fund’s status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal (and possibly certain state and local) income taxes on all of its income and gains in addition to the taxation of Stockholders who receive distributions from the Fund); (2) there is (a), in the Board of Directors' sole discretion, any material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) any suspension of or limitation on prices for trading securities  generally on the NYSE or other national securities exchange(s), or the NASDAQ National Market System, (c) any declaration of a banking moratorium by any U.S. federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) any limitation affecting the Fund or the issuers of its portfolio securities imposed by any U.S. federal or state authorities on the extension of credit by lending institutions, (e) any commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) in the Board of Directors' judgment, any other event or condition that would have a material adverse effect on the Fund or its Stockholders if tendered Shares were purchased; or (3) the Board of Directors determines that effecting any such transaction would constitute a breach of any of its fiduciary duties owed to the Fund or the Stockholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the Offer is suspended or postponed, the Fund will provide notice to Stockholders of such suspension or postponement.

14.	Fees and Expenses.

The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as agent of the Fund or the Depositary for purposes of the Offer.

The Fund has retained American Stock Transfer & Trust Company, LLC to act as Depositary and InvestorCom, Inc. as Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for certain reasonable out-of-pocket expenses, and the Information Agent will be indemnified against certain liabilities by the Fund.

15.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

16.	Contacting the Depositary and the Information Agent.

The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each Stockholder of the Fund or his or her broker-dealer, commercial bank, trust company or other nominee to the Depositary as set forth below. Facsimile copies of the Letter of Transmittal will be accepted.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC
For Account Information Call:
Toll Free: 877-248-6417
By Mail or By Hand or Courier:

By Mail:	By Hand or Courier:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance or additional copies of the Offer, the Letter of Transmittal and other documents may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

InvestorCom, Inc.
65 Locust Avenue, Third Floor
New Canaan, CT 06840
Toll Free: (877) 972-0090